Exhibit 10.1(1)

February 24, 2014

Jerry D. Chase

Dear Jerry,

BSQUARE Corporation (the “Company”) is pleased to extend you an offer of employment as the Company’s President and Chief Executive Officer effective as of February 24, 2014. You will be paid bi-weekly at a rate equivalent to an annual salary of $325,000 (the “Base Salary”).

In addition to the Base Salary, you will be eligible to participate in the Company’s Annual Executive Bonus Program (“AEBP”). Commencing in 2014, your annual bonus potential will be 77% of your Base Salary at 100% achievement. The Company’s executive bonus plan is structured such that no bonuses are paid until the Company achieves certain financial targets and you achieve individual objectives that you and the Company’s Board of Directors (the “Board”) will agree upon. Bonuses are paid annually, in the first quarter following the close of the Company’s fiscal year, and are payable at the sole discretion of the Compensation Committee of the Board. You must be employed by the Company at the end of the calendar year to be eligible to receive any bonus payout for that calendar year, and any bonus payout for 2014 will be prorated based on the length of your employment during the year.

Your job classification is Executive. You will be employed as an exempt employee and will not be entitled to overtime. You will be a Section 16 Executive, subject to certain BSQUARE stock trading restrictions and SEC reporting requirements.

You shall be eligible for the following benefits, in addition to any other benefits made available to you by the Company from time to time:

•	A medical, dental, vision, life and disability plan

•	A 401(k) retirement plan, with Company matching contributions

•	Paid time off according to the Company’s standard policy

•	Options to purchase 165,000 shares of the Company’s common stock provided you are employed by the Company in good standing at close of business on February 26, 2014 which shall be the grant date. Such options shall be Non-Qualified Stock Options (NSOs), which shall vest as follows: 33% shall vest on February 24, 2015, and the balance will vest in equal monthly installments for two years thereafter. The strike price shall be the closing price of the Company’s common stock on February 26, 2014. Stock options shall expire after 10 years.

•	7,500 restricted stock units provided you are employed by the Company in good standing at close of business on February 26, 2014 which shall be the grant date, which shall vest as follows: 33% shall vest on February 24, 2015, and the balance will vest in equal monthly installments for two years thereafter.

In addition, you shall be eligible to be reimbursed up to an aggregate of $63,000 for reasonable relocation expenses (including, without limitation, for reasonable visits by you and your immediate family, related airfare and other travel, meal and accommodations, and actual moving costs) incurred for a period of six (6) months following your start date, to be paid upon presentation of appropriate receipts within ninety (90) days of your expenditure. In the unlikely event that your employment with the Company terminates before February 24, 2015, except in the case of a termination without “cause” or due to a Change of Control (as defined below), you will be responsible for repaying the Company for all reimbursed relocation expenses from any severance or other final pay you receive upon termination of employment.

110 110th  Ave.  NE.,  Suite 200,  Bellevue,  Washington  98004  Toll Free:  888.820.4500  Main:  +1 425.519.5900  Fax:  +1 425.519.5999

Except as provided in the next paragraph, if your employment is terminated by the Company when neither “cause” nor “long term disability” exists, and provided that you release the Company and its agents from any and all employment-related claims in a signed, written release satisfactory in form and substance to the Company, (i) you will be entitled to receive severance equal to 12 months of your then annual Base Salary, (ii) you shall be eligible for continued COBRA coverage at the Company’s expense for a period of 12 months following your termination date, and (iii) any AEBP bonus to which you would have otherwise been entitled as determined at the sole discretion of the Compensation Committee of the Board shall be payable on a pro rata basis as of your termination date. The foregoing severance payments shall be paid out on regular payroll days post termination, subject to legally required and any individually agreed upon payroll deductions. During the period subsequent to your termination date in which you are being paid such severance amounts, you would not be considered an employee and would therefore receive no Paid Time Off accrual, nor would you be entitled to benefits under the Company’s health and welfare plans or retirement savings plan as an active employee, except as otherwise provided herein.

Immediately prior to consummation of a Change of Control, all of your unvested stock options or restricted stock shall become fully vested and immediately exercisable. In addition, if your employment is terminated by the Company or any successor thereto within 18 months following a Change of Control when neither “cause” nor “long term disability” exists or if you terminate your employment for “good reason,” and provided that you release the Company and any successor thereto and its respective agents from any and all employment-related claims in a signed, written release satisfactory in form and substance to the Company or any successor thereto, you will be entitled to receive a one-time lump sum severance payment equal to (i) 18 months of your then annual Base Salary plus (ii) 66% of your target AEBP bonus as may be modified from time to time by the Compensation Committee of the Board (provided the applicable percentage shall be 66% for 2014), and you shall be eligible for continued COBRA coverage at the Company’s expense for a period of 18 months following your termination date. The foregoing severance payments shall be in lieu of the severance payments described in the preceding paragraph, and after expiration of the 18-month period following a Change of Control, you shall continue to be entitled to receive the severance payments described in the preceding paragraph on the terms and conditions set forth therein.

For purposes hereof, “cause,” “good reason” and “Change of Control” are defined on Attachment A hereto, and “long term disability” is defined in the Company’s sponsored Long Term Disability group insurance plan.

No severance shall be payable hereunder unless the release described herein has been signed and become effective within sixty (60) days from the date of termination (the “Release Deadline”). Upon the release becoming effective, any severance payable hereunder will be payable commencing on or as soon as administratively practicable after the Release Deadline. In the event the termination occurs at a time during the calendar year when the release could become effective in the calendar year following the calendar year in which your termination occurs, then any payments hereunder that would be considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Section 409A”) will be paid commencing on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or, if later, the Release Deadline.

Notwithstanding any other provision of this Letter Agreement, if at the time of the termination of your employment, you are a “specified employee,” determined in accordance with Section 409A, any payments and benefits provided hereunder that constitute “nonqualified deferred compensation” subject to Section 409A that are provided on account of separation from service shall not be paid until the first payroll date to occur following the six-month anniversary of your termination date (the “Specified Employee Payment Date”). The aggregate amount of any payments that would otherwise have been made during such six-month period shall be paid in a lump sum on the Specified Employee Payment Date without interest, and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Company agree to work together in good faith to consider amendments to this Letter Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.

Furthermore, notwithstanding any other provision of this Letter Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or any successor to you or for your benefit pursuant to the terms of this Letter Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Code and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to you, no later than the time the Excise Tax is required to be paid by you or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by you, plus the amount necessary to put you in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that you would have been in if you had not incurred any tax liability under Section 4999 of the Code. Any determination required under this paragraph, including whether any payments or benefits are Parachute Payments, shall be made by the Company in its sole discretion. You shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this paragraph. The Company’s determinations shall be final and binding on the Company and you.

YOUR EMPLOYMENT IS AT-WILL AND ACCORDINGLY, YOU OR THE COMPANY MAY TERMINATE THIS EMPLOYMENT RELATIONSHIP AT ANY TIME WITH OR WITHOUT NOTICE OR CAUSE.

This offer is contingent upon compliance with the Immigration Reform and Control Act of 1986. The Act requires you to establish your identity and employment eligibility. To do so, on your start date you will be required to complete Section I of the Employment Eligibility Verification Form, I-9. This offer is also contingent on your acceptance and return of the BSQUARE Proprietary Rights Agreement provided herewith.

This Letter Agreement will supersede that certain Individual Contractor Services Agreement dated September 23, 2013 between you and the Company in its entirety. Please signify your acceptance hereof by signing and returning a copy of this Letter Agreement and the attached Proprietary Rights Agreement by the close of business on February 24, 2014.

On behalf of BSQUARE CORPORATION, I am very excited to have you on board!

Sincerely,

BSQUARE CORPORATION		Acknowledged and agreed:

By:		/s/ Jerry D. Chase
	Andrew Harries	Jerry D. Chase
Chairman of the Board of Directors

ATTACHMENT A

For purposes of this Letter Agreement, “cause” means and is limited to dishonesty, fraud, commission of a felony or of a crime involving moral turpitude, destruction or theft of Company property, physical attack to a fellow employee, intoxication at work, use of controlled substances or alcohol to an extent that materially impairs your performance of your duties, willful malfeasance or gross negligence in the performance of your duties, violation of law in the course of employment that has a material adverse impact on the Company or its employees, your failure or refusal to perform your duties, your failure or refusal to follow reasonable instructions or directions, misconduct materially injurious to the Company, neglect of duty, poor job performance, or any material breach of your duties or obligations to the Company that results in material harm to the Company.

For purposes hereof, “neglect of duty” means and is limited to the following circumstances: (i) you have, in one or more material respects, failed or refused to perform your job duties in a reasonable and appropriate manner (including failure to follow reasonable directives), (ii) the Board, or a duly appointed representative of the Board, has counseled you in writing about the neglect of duty and given you a reasonable opportunity to improve, and (iii) your neglect of duty either has continued at a material level after a reasonable opportunity to improve or has reoccurred at a material level within one year after you were last counseled.

For purposes hereof, “poor job performance” means and is limited to the following circumstances: (i) you have, in one or more material respects, failed to perform your job duties in a reasonable and appropriate manner, (ii) the Board, or a duly appointed representative of the Board, has counseled you in writing about the performance problems and given you a reasonable opportunity to improve, and (iii) your performance problems either have continued at a material level after a reasonable opportunity to improve or the same or similar performance problems have reoccurred at a material level within one year after you were last counseled.

For purposes of this Letter Agreement, “good reason” shall mean the occurrence of any of the following, in each case without your written consent:

(i)	a material reduction in you Base Salary other than a general reduction in Base Salary that affects all similarly situated executives in substantially the same proportions;

(ii)	a material reduction in your AEBP bonus target; or

(iii)	a material, adverse change in your title, authority, duties or responsibilities (other than as required by applicable law).

You cannot terminate your employment for good reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for good reason within thirty (30) days of the initial existence of such grounds and the Company has had at least thirty (30) days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for good reason within ninety (90) days after the first occurrence of the applicable grounds, then you will be deemed to have waived your right to terminate for good reason with respect to such grounds.

Further, for purposes of this Letter Agreement, a “Change of Control” shall mean:

(i)	the acquisition of the Company by another entity by means of merger, consolidation or other transaction or series of related transactions resulting in the exchange of the outstanding shares of the Company for securities of, or consideration issued, or caused to be issued by, the acquiring entity or any of its affiliates, provided, that after such event the shareholders of the Company immediately prior to the event own less than a majority of the outstanding voting equity securities of the surviving entity immediately following the event; or

(ii)	any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company.